March 30, 2015

Via Electronic Submission
Jeffrey P. Reidler
Assistant Director
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Nobilis Health Corp. Amendment No. 4 to Registration Statement on Form 10-12G
Filed February 25, 2015
File No. 000-55274

Dear Mr. Reidler,

In response to your comment letter dated March 23, 2015, Nobilis Health Corp. has prepared the response below and we will file an Amended Form 8K regarding the Athas Health transaction and First Surgical Partners transaction contemporaneously with this letter, in which Nobilis will file as attachments both the audited annual financial statements and interim financial statements required under 8-04 of Regulation S-X and revised pro forma financial information for both transactions required under 8-05 of Regulation S-X.

Form 8-K/A dated September 30, 2014 Consolidated Financial Statements

“1. Please amend to provide the interim financial statements of First Surgical Partners, Inc. as required under Regulation 8-04(c)(1) of Regulation S-X. “

RESPONSE:	An amended 8K has been filed contemporaneously with this response which includes the interim financial statements.

Unaudited Pro Forma Interim Consolidated Statement of Operations for the Six Months Ended June 30, 2014, page 31

“2. Please tell us why certain amounts reflected in Nobilis Health’s statement of operations for the six months ended June 30, 2014 do not agree to the statements of operations for the same period included in your Form 10/A filed October 9, 2014.”

RESPONSE:

An amended 8K has been filed contemporaneously with this response containing revised figures corresponding to the statements of operations for the same period included in our form 10/A filed October 9, 2014.

NOBILIS HEALTH CORP .
4120 SOUTHWEST FREEWAY , HOUSTON TEXAS 77027
HARRY FLEMING , PRESIDENT

Notes to the Unaudited Pro Forma Consolidated Financial Statements Pro Forma Adjustments to the Unaudited Consolidated Statement of Operations, page 32

3. Please refer to adjustment e). For each of the following: legal and professional fees; management service fees; depreciation; and other expenses (income) tell us specifically to what activity it relates and why it does not relate to the revenue activities of the business acquired. In this regard, also include in your response the revenue activities you did not acquire as it appears that you have not made any adjustments to revenue for those activities.

RESPONSE:	Detailed explanations have been included under the notes for the revised pro forma in the amended 8K.

The Company acquired certain assets of First Surgical that included the hospital and surgical center operations that produced 100% of the net patient service revenues reported in the financial statements. First Surgical retained certain assets, such as medical equipment and the buildings the hospital and surgical center operate out of, as well as debt. The depreciation and other income/expense pertain to the assets and liabilities retained by First Surgical. The Company leases the equipment and building under operating leases that will be addressed in comment #4 below.

First Surgical’s management fee expense was excluded due to a new management agreement entered into between the Company and First Nobilis at the date of acquisition voiding the management agreement previously effective for First Surgical. These management fees with Nobilis and First Nobilis are eliminated upon consolidation and are addressed in response to comment #4 below.

Legal and professional fee expenses were originally excluded as they were not associated with the certain assets and liabilities acquired from Frist Surgical. But due to their existence during the same period where the historical revenue was generated, these expenses have been included in the amended pro form statements.

4. Please tell us why you did not reflect the continuing impact of the agreements you entered into in connection with the formation of First Nobilis and the acquisition of the business from First Surgical. For example, you state that Nobilis signed management agreements to manage the operations of the hospital and surgical center and, in your March 12, 2015 response, you indicate that you leased medical equipment from First Surgical upon the acquisition date.

RESPONSE:

The management fee from the new management agreement entered into between the Company and First Nobilis at the date of acquisition are eliminated upon consolidation. Detailed explanations have been included under the notes for the revised pro forma in the amended 8K. In addition, First Nobilis’ monthly lease expense paid to First Surgical for the leased medical equipment has been included.

NOBILIS HEALTH CORP .
4120 SOUTHWEST FREEWAY , HOUSTON TEXAS 77027
HARRY FLEMING , PRESIDENT

5. Since you hold a 51% interest in First Nobilis, please tell us why there is not an adjustment to “NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS” for each period for which a pro forma statement of operations is presented.

RESPONSE:	Net income attributable to non-controlling interests have been included for each period for which a pro forma statement of operations is presented.

6. Please file an amendment to your 8-K dated December 1, 2014 and filed on February 25, 2015 for your acquisition of Athas Health to revise the pro forma financial information to also include the pro forma effect of the formation of First Nobilis and the acquisition of the business from First Surgical. Consider instruction 6 of rule 11-02 of Regulation S-X.

RESPONSE:	This document has been filed contemporaneously with this response letter.

Additional comments

Following changes to the financial information from the six months ended June 30, 2014 provided by First Surgical have been included in the amended 8K:

A.	Reclassification from long-term debt to short-term portion of capital leases:

a.	Short-term portion of capital leases:	$751
b.	Long-term debt, net of current portion:	$19,542

B.	Reclassification with the following accounts:

a.	General and administrative expenses	$15,499
b.	Prepaid expenses and other current assets:	$168
c.	Common stock:	$4
d.	Treasury stock:	$(4,828)
e.	Additional paid in capital:	$7,412
f.	Accumulated deficit:	$(20,102)

NOBILIS HEALTH CORP .
4120 SOUTHWEST FREEWAY , HOUSTON TEXAS 77027
HARRY FLEMING , PRESIDENT

Please do not hesitate to contact me should you have any questions regarding our interpretation of Regulation S-X and our intended disclosure plans regarding the First Street acquisition.

Very truly yours,

/s/Harry Fleming

Harry J. Fleming
President
Nobilis Health Corp.

NOBILIS HEALTH CORP .
4120 SOUTHWEST FREEWAY , HOUSTON TEXAS 77027
HARRY FLEMING , PRESIDENT